                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002



                                    CONTENTS

                                                                     Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002
                                   (UNAUDITED)


                                                                         Three
                                           Month Ended                   Months
                           ---------------------------------------       Ended
                           January 31,   February 28,     March 31,      March 31,
                              2002           2002           2002           2002
                           -----------   ------------     ---------   -------------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .   $1,207         $1,184         $1,154         $3,545

COST OF OPERATION. . . . .    1,199          1,175          1,144          3,518
                             ------         ------         ------         ------

OPERATING INCOME . . . . .        8              9             10             27

NONOPERATING INCOME. . . .        4              3              2              9
                             ------         ------         ------         ------

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .       12             12             12             36

FEDERAL INCOME TAXES . . .        6              6              6             18
                             ------         ------         ------         ------

NET INCOME . . . . . . . .   $    6         $    6         $    6         $   18
                             ======         ======         ======         ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
               BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 2002
                                   (UNAUDITED)
                                            January 31,   February 28,    March 31,
                                              2002           2002           2002
                                           -----------   ------------    ----------
                                                       (in thousands)
ASSETS
------
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $2,237        $2,237          $2,217
  Accumulated Amortization. . . . . . . . .   1,831         1,852           1,859
                                             ------        ------          ------
         NET MINING PLANT . . . . . . . . .     406           385             358
                                             ------        ------          ------

OTHER PROPERTY AND INVESTMENTS. . . . . . .     122           116             110
                                             ------        ------          ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .      16             4               5
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .      20            21              21
    Affiliated Companies. . . . . . . . . .   1,213         1,190           2,344
  Advances to Affiliates. . . . . . . . . .   1,794         2,107             592
  Materials and Supplies. . . . . . . . . .   1,417         1,393           1,393
  Other . . . . . . . . . . . . . . . . . .    -               48             122
                                             ------        ------          ------
         TOTAL CURRENT ASSETS . . . . . . .   4,460         4,763           4,477
                                             ------        ------          ------

DEFERRED INCOME TAXES . . . . . . . . . . .   1,272         1,300           1,339
                                             ------        ------          ------

REGULATORY ASSETS . . . . . . . . . . . . .      64            64              64
                                             ------        ------          ------

DEFERRED CHARGES. . . . . . . . . . . . . .      14          -               -
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,338        $6,628          $6,348
                                             ======        ======          ======

CAPITALIZATION AND LIABILITIES
------------------------------
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .   1,106         1,112           1,118
                                             ------        ------          ------
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,606         1,612           1,618
                                             ------        ------          ------

OTHER NONCURRENT LIABILITIES. . . . . . . .   2,293         2,285           2,319
                                             ------        ------          ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .     318           158              88
    Affiliated Companies. . . . . . . . . .     357           366             334
  Obligations and Capital Leases. . . . . .     214           197             176
  Other . . . . . . . . . . . . . . . . . .   1,276         1,332             716
                                             ------        ------          ------
         TOTAL CURRENT LIABILITIES. . . . .   2,165         2,053           1,314
                                             ------        ------          ------

REGULATORY LIABILITIES AND DEFERRED CREDITS     274           678           1,097
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,338        $6,628          $6,348
                                             ======        ======          ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
----------------             -------    -------     ------     ----------     ------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
January 2002 . . . . . . . . 297,933     36,747     261,186       $4.62       $1,207
                             =======     ======     =======       =====       ======

February 2002. . . . . . . . 296,623     40,079     256,544       $4.62       $1,184
                             =======     ======     =======       =====       ======

March 2002 . . . . . . . . . 327,851     42,964     284,887       $4.05       $1,154
                             =======     ======     =======       =====       ======


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002

                                                                              Three
                                                                              Months
                                          January   February       March      Ended
                                            2002      2002          2002     3/31/02
                                          -------   --------       ------    -------
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  159    $   35       $   65     $  259
Benefits-UMW* . . . . . . . . . . . . . . .   114       119          130        363
Office Salaries and Benefits. . . . . . . .   147        82           90        319
Operating Materials . . . . . . . . . . . .    44        41           14         99
Maintenance - Materials and Services. . . .    77       112           10        199
Electricity . . . . . . . . . . . . . . . .    83        78           77        238
Other Billed Services . . . . . . . . . . .    19        24           10         53
Rentals . . . . . . . . . . . . . . . . . .   217       213          250        680
Depreciation. . . . . . . . . . . . . . . .     5         4            4         13
Cleaning Cost Normalization** . . . . . . .   274       404          419      1,097
Other . . . . . . . . . . . . . . . . . . .    60        63           75        198
                                           ------    ------       ------     ------

          Total . . . . . . . . . . . . . .$1,199    $1,175       $1,144     $3,518
                                           ======    ======       ======     ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002


                                                    January    February     March
                                                      2002       2002        2002
                                                     ------    --------   ---------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $33.12 *   $32.17 *   $32.41 *
                                                     ======     ======     ======


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
          Columbus Southern Power's Conesville Generating Plant.  These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.